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                           December 19, 2023

       Siu Ming Law
       Executive Director and Chief Executive Officer
       Great Restaurant Development Holdings Ltd
       Ground Floor and 1st Floor
       No. 73 Chung On Street
       Tsuen Wan, New Territories
       Hong Kong

                                                        Re: Great Restaurant
Development Holdings Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
13, 2023
                                                            CIK No. 0001990643

       Dear Siu Ming Law:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement, Submitted December 13, 2023

       Enforceability of Civil Liabilities
       Hong Kong, page 128

   1. We note your response to comment 3 and reissue in part. Please make similar changes to this section as you
have in the section titled "Recent Regulatory Development in the
                                                        PRC."
 Siu Ming Law
FirstName  LastNameSiu  Ming Law
Great Restaurant Development Holdings Ltd
Comapany19,
December   NameGreat
              2023    Restaurant Development Holdings Ltd
December
Page 2    19, 2023 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      William S. Rosenstadt